UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

QUATTRO MERGER SUB INC.

(Offeror)

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101

(CUSIP Number of Class of Securities)

Margaret M. Madden, Esq.

Vice President and Corporate Secretary

Chief Counsel—Corporate Governance

Pfizer Inc.

235 East 42nd Street

New York, NY 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David K. Lam, Esq.

Alison Z. Preiss, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,881,231,785.25	$491,540.04
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 45,559,682 shares of common stock, par value $0.001 per share, of Anacor Pharmaceuticals, Inc. (“Anacor”) multiplied by the offer price of $99.25 per share, (ii) the net offer price for 3,927,775 shares issuable pursuant to outstanding options with an exercise price less than $99.25 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $99.25 minus the weighted average exercise price per share), (iii) 396,784 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $99.25, (iv) 100,880 shares subject to issuance upon settlement of outstanding performance restricted stock units multiplied by the offer price of $99.25 and (v) 19,998 shares estimated to be subject to issuance pursuant to Anacor’s Employee Stock Purchase Plan multiplied by the offer price of $99.25. The calculation of the filing fee is based on information provided by Anacor as of May 23, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $491,540.04	Filing Party: Quattro Merger Sub Inc. and Pfizer Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Quattro Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), with the U.S. Securities and Exchange Commission on May 26, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (“Anacor”), at a price of $99.25 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016. The Depositary for the Offer has indicated that a total of 35,006,482 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 76.7% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 4,300,427 Shares, representing approximately 9.4% of the outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On June 24, 2016, Pfizer completed its acquisition of Anacor pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into Anacor in accordance with Section 251(h) of the DGCL, with Anacor surviving as a wholly-owned subsidiary of Pfizer. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive $99.25 per Share in cash, without interest, subject to any required withholding of taxes (which is the same amount per Share paid in the Offer) (the “Merger Consideration”) other than (i) treasury Shares held by Anacor and any Shares owned by Pfizer or Purchaser, which Shares have been canceled, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares. Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to Anacor stockholders who did not tender their Shares in the Offer.

A copy of the press release issued by Pfizer on June 24, 2016 announcing the expiration of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(A).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(A)        Press Release dated June 24, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Anacor Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on June 24, 2016).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016

QUATTRO MERGER SUB INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	President and Treasurer

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 26, 2016. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on May 26, 2016. *

(a)(1)(G)	Press Release dated May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(a)(1)(H)	Tweet from May 16, 2016 by Pfizer Inc. (@Pfizer_news) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(a)(5)(A)	Press Release dated June 24, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Anacor Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on June 24, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of May 14, 2016, by and among Pfizer Inc., Quattro Merger Sub Inc. and Anacor Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Anacor Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(d)(2)	Confidentiality Agreement, dated as of April 19, 2016, by and between Pfizer Inc. and Anacor Pharmaceuticals, Inc. *

(g)	None.

(h)	None.

*	Previously filed.